UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 7, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MeiraGTx Holdings plc

File No. 333-224914 - CF#36219

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MeiraGTx Holdings plc submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 14, 2018, as amended.

Based on representations by MeiraGTx Holdings plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through	April 13, 2028
Exhibit 10.11	through	April 13, 2028
Exhibit 10.12	through	April 13, 2028
Exhibit 10.13	through	April 13, 2028
Exhibit 10.14	through	April 13, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary